SEC Form SD, Exhibit 1.01

CORSAIR GAMING, INC.

Conflict Minerals Report

For Year Ending December 31, 2025

Company Overview

This Conflict Minerals Report (CMR) has been prepared by the management of Corsair Gaming, Inc. (herein referred to as “Corsair” the “company,” “we,” “us,” or “our”). The information covers the activities of all majority-owned subsidiaries and related entities that are required to be consolidated.

Corsair is a leading global provider and innovator of high-performance gear for gamers, streamers, and content creators, many of which build their own personal computers (PCs) using our components. Our industry-leading gaming gear helps digital athletes, from casual gamers to committed professionals, perform at their peak across PC or console platforms, and our streaming gear enables streamers and content creators to produce studio-quality content to share with friends or to broadcast to millions of fans. Our PC components products offer our customers multiple options to build their customized gaming and workstation desktop PCs. We design and sell high-performance gaming and streaming peripherals, components such as keyboards, mice, and other human interface elements, as well as high-performance gaming systems to enthusiasts globally.

We have served the market for over two decades and many of our products maintain leading market share positions, according to external market data and internal estimates. We have built a strong base of loyal customers due to our brand authenticity and reputation as a provider of innovative and finely engineered products that deliver a high level of performance. It is very much in keeping with our record and reputation of authenticity to maintain and report on the possible utilization of conflict minerals in our products, and throughout our supply chain.

Introduction

For the 2025 calendar year, Corsair determined that tin, tungsten, tantalum, and/or gold (3TGs) were necessary to the functionality or production of products the company manufactured or contracted to be manufactured. Corsair conducted a reasonable country of origin inquiry in good faith to determine whether any of the 3TGs in its products originated from Conflict-Affected and High-Risk Areas (CAHRAs), such as the Democratic Republic of the Congo (DRC) or an adjoining country (collectively referred to as the “Covered Countries”).

Based on our compilation of the country of origin data, Corsair believes its products could contain 3TGs that may have originated in the Covered Countries and, therefore, in accordance with Section 1502 of the Dodd-Frank Wall Street Reform and Consumer Protection Act (from here on referred to “Section 1502 of the Dodd-Frank Act” or “the Rule”), due diligence was performed on the source and chain of custody of the 3TGs in question to determine whether its products are “conflict free or responsibly sourced.” Working with a third-party supplier auditing firm, Assent, the company designed its due diligence measures to conform, in all material respects, with the internationally recognized due diligence framework of the Organization for Economic Co-Operation and Development (OECD) Due Diligence Guidance for Responsible Supply Chains of Minerals from Conflict-Affected and High-Risk Areas and the related supplements for gold, tin, tantalum, and tungsten (the “OECD Guidance”).

Corsair is committed to complying with the requirements of the Rule and upholding responsible sourcing practices. As such, Corsair, working with its third-party service provider Assent, has put into place a robust due diligence program to ensure its contributions to upholding human rights and responsible practices across the supply chain.

Conflict Minerals Program & Policy

Prior to becoming a public traded company, Corsair was already actively engaged with its suppliers for several years with respect to the use of conflict minerals. Following its IPO in September 2020, Corsair has adopted a conflict minerals policy articulating the conflict minerals supply chain due diligence process and the company’s commitments to reporting obligations regarding conflict minerals. The policy is available online, in Section F of Corsair’s Code of Conduct and Ethics here: https://assets.corsair.com/image/upload/v1747236445/akamai/landing/socialimpact/pdf/CRSR_ESG_Code_Of_Conduct_and_Ethics.5.5.25.pdf

Description of Products

Corsair is organized into two reportable segments:

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Gamer and Creator Peripherals. Includes our high-performance gaming keyboards, mice, headsets, controllers, and streaming products, which includes capture cards, Stream Decks, microphones, teleprompters and audio interfaces, our Facecam streaming cameras, studio accessories, command center displays, sim racing products, and gaming furniture, among others.

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Gaming Components and Systems. Includes our high-performance power supply units, cooling solutions, computer cases, and DRAM modules, as well as high-end prebuilt and custom-built gaming PCs and laptops, and gaming monitors, among others.

Though only some of Corsair’s products fall in scope of the Rule, as they contain (or may contain) one or more of the 3TGs, this CMR covers all Corsair products and production lines.

Reasonable Country of Origin Inquiry

To determine whether necessary 3TGs in products originated in Conflict-Affected and High-Risk Areas, Corsair retained a third-party service provider, Assent Compliance (hereafter, “Assent”), to assist us in conducting our Reasonable Country of Origin Inquiry (RCOI) per the OECD Guidance, as well as reviewing the supply chain and identifying risks.

Corsair’s Conflict Minerals compliance team, working with Procurement, made an internal assessment of company suppliers to determine all parts from direct suppliers with a potential of

3TGs being present. This group of 69 tier one suppliers became the “in-scope” supplier group, those suppliers providing parts with a potential of 3TGs. From the data submitted by our suppliers over the course of our 2025 reporting year in the form of CMRTs, our reasonable country-of origin inquiry (RCOI) has determined the geographic sources of the raw minerals of tin, tantalum, tungsten, and gold (3TGs) for 91% of all the smelters identified (228 of 250) in our supply chain. This will assist Corsair in our efforts to obtain upstream supply chain transparency and commit to responsible sourcing initiatives.

Corsair provided the in-scope supplier list and parts associated with the in-scope suppliers to Assent for upload to the online supplier surveying platform, known as the “Assent Compliance Manager, or ACM.

To trace materials, and demonstrate transparency from our supply chain, Corsair utilized the Conflict Minerals Reporting Template (CMRT) Version 6.50 to conduct a survey of all in-scope suppliers.

Through the Assent platform, and monitored by the Corsair Conflict Minerals compliance team, Assent contacted suppliers via the ACM platform. This enables Corsair to track supplier communications and allows suppliers to upload completed CMRTs directly to the platform for validation, assessment, and management. The platform provides functionality that meets the OECD Guidance process expectations by evaluating the quality of each supplier response and assigning a health score based on the supplier’s declaration of process engagement. Additionally, the metrics provided in this report, as well as the step-by-step process for supplier engagement and upstream due diligence investigations, are managed through this platform.

In cooperation with the Assent team, Corsair requested that all direct suppliers complete a CMRT. Training and education to guide suppliers on best practices and the use of this template was included. Assent monitored and tracked all communications in the Assent Compliance Manager for future reporting and transparency. Corsair directly contacted suppliers that were unresponsive to Assent’s communications during the diligence process and requested these suppliers complete the CMRT and submit it to Assent.

Corsair Supplier Response Rate

Corsair’s CMR suppliers campaign commenced in March of 2026 and concluded May 15, 2026, with our data assessment and analysis completed May 28, 2026. The supplier response rate for the 2025 compliance campaign was 92.75%, maintaining our record of exceeding the statutory threshold of “Over 75%” for all five years of the program. In prior years, response rates were 86.79% (2024), 98.21% (2023), 93.39% (2022), and 92.86% (2021).

Through reasonable due diligence practices, Corsair was able to take advantage of a broader set of country-of-origin data to complement efforts in establishing transparency in the supply chain. Based on the findings, Corsair was able to determine the country of origin of 3TGs used in Corsair’s products. As such, the company can perform further due diligence on the source and chain of custody of the minerals in question.

Design of Due Diligence

In collaboration with Assent, Corsair established due diligence measures to conform, in all material respects, with the framework in the OECD Guidance and the related supplements. The Corsair program aligns with the five steps for due diligence that are described by the OECD Guidance and continues to evaluate market expectations for data collection and reporting to achieve continuous improvement opportunities.

Due diligence requires a necessary reliance on data provided by direct suppliers and third-party audit programs, introducing a risk of incomplete or inaccurate data as the process cannot be fully owned by the company. However, through active risk identification and risk assessment, as well as continued outreach and process validation, risk gaps can be mitigated. This aligns with industry standards and market expectations for downstream companies’ due diligence.

Company Management Systems

To manage this process, Corsair established a cross-functional Conflict Minerals (CM) compliance team consisting of Delia Lee, Senior Environmental Affairs Manager, and Jonathan Harris, Head of Sustainability & Environmental Affairs, both reporting to Matthew M. Hsu, Sr. Vice President & General Manager of Systems, Components & R&D Group. The CM compliance team is responsible for implementing the conflict minerals compliance strategy and briefing the CEO, and senior management and the Board of Directors as needed about the results of these due diligence efforts.

This collaboration works together in the continuous improvement in development and implementation of additional steps that the company may undertake with suppliers and respective stakeholders regarding conflict minerals. Corsair also leverages Assent’s managed services, working with dedicated program specialists who support Corsair’s conflict minerals program. Corsair’s CM compliance team meets bi-monthly and communicates regularly with the Assent team to receive updates on program status. Assent’s team participants are trained in conflict minerals compliance and understand the intricacies of reporting templates such as

CMRT and CMRs, as well as Section 1502 of the Dodd-Frank Act and other relevant legislation.

Control Systems

Corsair expects all suppliers to have policies and procedures in place to ensure that 3TGs used in the production of the products sold to Corsair are “conflict free or responsibly sourced.” Standard supplier contract language for Corsair. includes stipulations on Conflict Minerals due diligence and reporting. Products or parts should not contain minerals (3TGs) sourced from areas that have been identified to be in the presence of widespread human rights abuses and violations of law either directly or indirectly. Since 2020, direct suppliers have been requested to provide CMRT responses and information on the origin of the 3TGs contained in components and materials supplied, including sources of 3TGs that are supplied to them from lower-tier suppliers.

Furthermore, since late November 2022, Corsair has operated under a Supplier Code of Conduct, including new language to all direct suppliers and outlines certain expected behaviors and practices. This updated Supplier Code is based on industry and internationally accepted principles such as the United Nations Guiding Principles on Business and Human Rights and the OECD Due Diligence Guidance, including Conflict Minerals reporting. Contract language and supplier responsibility and accountability is reviewed annually to ensure it continues to align with the industry’s best practices.

Supplier Engagement

Over two decades of operations and growth, Corsair has created and maintained strong relationships with our direct suppliers. For our CMR, Corsair suppliers are able to leverage Corsair staff and Assent’s supplier support specialists to ensure they receive appropriate support and understand how to properly fill a CMRT. Wherever necessary or helpful, suppliers are provided guidance in their native language.

Corsair engages with suppliers directly to request a valid (free of validated errors) CMRT for the products that they supply. With respect to the OECD requirement to strengthen engagement with suppliers, Corsair has developed an internal procedure that includes supplier risk identification process that then leads to further steps of supplier engagement in the form of escalations, such as in-person meetings and or corrective actions. Feedback from this engagement process has allowed the company to oversee improvements in supplier responses and supplier compliance for this initiative.

Corsair’s Conflict Minerals plan is documented in our updated Supplier Code of Conduct. Our direct engagement with suppliers for conflict minerals training and support constitutes a strong supplier engagement program, and our response rate of over 90% reflects the success of this effort.

Maintain Records

The company has adopted a policy to retain relevant documentation for a period of five years. Through Assent, a document retention policy to retain conflict minerals related documents, including supplier responses to CMRTs and the sources identified within each reporting period, has been implemented. The company stores all of the information and findings from this process in a database that can be audited by internal or external parties.

Supplier Risk Evaluation

Risks associated with direct suppliers’ due diligence processes were assessed by their declaration responses on a CMRT, which Assent analyzes automatically based on established criteria. These risks are addressed by Assent staff and members of Corsair’s internal CM compliance team. We engage with suppliers to gather pertinent data and ask for corrective actions if needed. Risks at the supplier level may include non-responsive suppliers or incomplete CMRTs. Suppliers failing to respond to a CMRT after several attempts through Assent are approached directly by Corsair CM compliance team or appropriate Procurement leads.

Assent’s supplier risk assessment (flagging suppliers’ risk as high, medium, low) provides a user friendly form to identify problematic suppliers in a company’s supply chain. The risk assessment is derived from the smelter validation process, which establishes risk at the smelter level via an analysis that considers multiple conflict minerals factors.

Smelter and Refinery Risk Evaluation

Other supply chain risks can be identified by assessing the due diligence practices and audit status of smelters/refiners identified in the supply chain by upstream suppliers that listed mineral processing facilities on their CMRT declarations. Assent’s Smelter validation program compared listed facilities with the list of smelters and refiners consolidated by the Responsible Mining Initiative (RMI) to ensure that the facilities met the recognized definition of a 3TGs processing facility that was operational during the 2025 calendar year.

Assent also determines if the smelter has been audited against a standard in conformance with the OECD Guidance, such as the Responsible Minerals Assurance Process or RMAP of the Responsible Mineral Initiative (RMI). As noted, Corsair does not have a direct relationship with smelters or refiners and does not perform direct audits of these entities within their upstream supply chain. Smelters that are conformant to RMAP audit standards are considered as “conflict free or responsibly sourced.” In cases where the smelter or refiners are considered nonconformant by RMAP, further steps are followed to notify suppliers regarding these facilities. The smelters or refiners are actively monitored to proactively identify other risks pertaining to conflict minerals.

Each facility that meets the definition of a smelter or refiner of a 3TG mineral is assessed according to red-flag indicators defined in the OECD Guidance. Assent uses numerous factors to determine the level of risk that each smelter poses to the supply chain by identifying red flags. These factors include:

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Geographic proximity to Conflict-Affected and High-Risk Areas.
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Known mineral source country of origin.
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RMAP audit status.
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Credible evidence of unethical or conflict sourcing.
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Peer assessments conducted by credible third-party sources.
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Sanctions risks.

Risk mitigation activities are initiated whenever a supplier’s CMRT reports facilities of concern. Through Assent, suppliers with submissions that included any smelters of concern were immediately provided with feedback instructing suppliers to take their own independent risk mitigation actions. Examples include the submission of a product specific CMRT to better identify the connection to the products that they supply to Corsair. Additional escalation may have been necessary to address any continued sourcing from these smelters of concern. Suppliers are given clear performance objectives within reasonable timeframes with the goal of progressive elimination of these smelters of concern from the supply chain. In addition, suppliers are guided to the educational materials mitigating the risks identified through the data collection process.

Strategy to Respond to Risks

Together with Assent, Corsair developed processes to assess and respond to the risks identified in the supply chain. Corsair actively manages the implementation and monitoring of the Conflict Minerals program. As noted above, escalations are sent to non-responsive suppliers to outline the importance of a response via CMRTs and to outline the suppliers contract obligations in cooperation for compliance to the conflict minerals rules and the company’s expectations.

In the very few cases where suppliers have continuously been non-responsive or are not committed to corrective action plans, the company will assess options on replacing that supplier. The results of the program and risk assessment are shared with the CM compliance team and the Corsair leadership to ensure transparency within the company.

Corsair does not have a direct relationship with any 3TG smelters or refiners and does not perform direct audits of these entities within the supply chain.

Third-Party Audit of Supply Chain Due Diligence in the Supply Chain

As noted above, the RMAP uses independent private-sector auditors, and audits the source of 3TGs, including the mines from which 3TGs are extracted, and the chain of custody of the conflict minerals used by smelters and refiners that agree to participate in the program.

Assent directly engages smelters and refiners that are not currently enrolled in the RMAP to encourage their participation and for those smelters and refiners that are already conformant to RMAP. In these communications to the smelters and refiners, Assent underscores the accessibility of the RMAP Audit Fund and Upstream Due Diligence Fund, both of which are prominent funding channels that the smelters can utilize to offset any financial constraints for undergoing the RMAP audit. Corsair is a signatory of these communications in accordance with requirements in the OECD Guidance.

Report Annually on Supply Chain Due Diligence

Corsair files a Form SD and a Conflict Minerals Report with the Securities and Exchange Commission and makes these filings available on the Investor Relations section of the company’s website. Information found on or accessed through this website is not considered part of this report and is not incorporated by reference herein.

The company will continue to expand efforts both for transparency through the data collection process and risk evaluation, as well as the disclosure of efforts through the form of public report.

Goals and Next Steps

Since completing our first Conflict Minerals campaign in May 2022, Corsair has begun to assess our supplier feedback on the CMRT process. In the coming 2026 reporting period, our CM compliance team plans to introduce additional steps to improve the due diligence conducted to further mitigate any risk that the necessary 3TGs in the company’s products could originate from Conflict-Affected and High-Risk Areas.

Our continuing goals include:

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Continue to evaluate upstream sources through a broader set of tools to evaluate risk, such as:

○ Using a comprehensive library of smelters and refiners with detailed status and notes for each listing.

○ Scanning for credible media on each smelter and refinery for risk discovery.

○ Comparing the list of smelters and refiners against government watch and denied parties lists.

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Engage with our suppliers earlier and more closely, making certain that the CM team provides the best information and training resources regarding responsible sourcing of 3TGs.
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Remove suppliers from this scope of work that are no longer producing products for the company or no longer under contract with Corsair and remove suppliers with no 3TGs present in parts.
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Encourage and work with suppliers to have due diligence procedures in place for their own supply chains to improve the content of the responses from such suppliers.
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Highlight and educate our suppliers on the conflict minerals flow-down clause in new or renewed supplier contracts, as well as being included in the terms and conditions of each purchase order issued.
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Following the OECD Guidance process, increase the emphasis on clean and RMAP validated smelter and refinery information from the supply chain through feedback and detailed smelter analysis.
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Monitor any historical trends in CMRT submissions to determine if supplier procurement practices are incongruent with Corsair’s established code of conduct, to continuously improve our supplier scorecard as it pertains to responsible sourcing initiatives.

Except for the historical information contained herein, the matters set forth in this CMR are forward-looking statements within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995, including, but not limited to, statements related to our business and operations, and the goals and next steps we plan to introduce to help mitigate the risk that the necessary 3TGs in the company’s products could originate from Conflict-Affected and High-Risk Areas. Forward-looking statements also include, among others, those statements including the words “anticipate,” “believe,” “could,” “estimate,” “expect,” “forecast,” “intend,” “may,” “plan,” “project,” “predict,” “should,” “will” and similar language. These statements reflect our views and assumptions as of the date of this CMR. All forward-looking statements involve risks and uncertainties that could cause our actual performance to differ materially from those anticipated in the forward-looking statements depending on a variety of factors, including implementation of compliance measures by our direct and indirect suppliers, incomplete or unavailable data from suppliers, smelters or refineries, errors or omissions by suppliers, smelters or refineries; failure to carry out our plans in a timely manner or at all; lack of cooperation by our suppliers, their respective suppliers, and our smelters and refineries; uncertainties introduced to our supply chain by acquisitions or other strategic developments; internal and external resource constraints; political developments in the Conflict-Affected and High-Risk Areas and regulatory developments in the United States, as well as those risks and uncertainties disclosed under the sections entitled “Risk Factors” and “Management’s Discussion and Analysis of Financial

Condition and Results of Operations” in our Quarterly Report on Form 10-Q for the quarter ended March 31, 2026 and in our subsequent filings with the Securities and Exchange Commission. You are cautioned not to place undue reliance on the forward-looking statements, which speak only as of the date of this CMR. We undertake no obligation to publicly release any revisions to the forward-looking statements or reflect events or circumstances after the date of this document.

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